FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2006

Commission File number: 333-09678

PDVSA Finance Ltd.
(Exact Name of Registrant as Specified in its Charter)

Caledonian Bank & Trust Ltd.

Caledonian House

P.O. Box 1043

George Town, Grand Cayman

Cayman Islands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                                        Form 20-F  ☒                                                        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                          Yes  ☐                                                                    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                                          Yes  ☐                                                                    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                        Yes   ☐                                                                  No  ☒

TABLE OF CONTENTS

Item

1.             Redemption of certain outstanding notes.

Item 1.

The company announced today that it had published notices on March 13, 2006 in The New York Times, The Financial Times, and the Wort that it is redeeming all of its outstanding notes listed below:

Notes	CUSIP/ISIN No.*	Outstanding Principal Amount
9.375% Notes Due 2007	693300AP0 / US693300AP00	$3,028,060
	G6954PAJ9 / USG6954PAJ96

6.800% Notes Due 2008	693300AF2 / US693300AF28	$6,141,000
	693300AC9 / US693300AC96
	G6954PAC4 / USG6954PAC44

9.750% Notes Due 2010	693300AR6 / US693300AR65	$24,190,000
	G6954PAK6 / USG6954PAK69

8.500% Notes Due 2012	693300AU9 / US693300AU94	$28,867,000

7.400% Notes Due 2016	693300AJ4 / US693300AJ40	$12,665,000

9.950% Notes Due 2020	693300AT2 / US693300AT22	$2,950,000
	693300AS4 / US693300AS49

7.500% Notes Due 2028	693300AK1 / US693300AK13	$5,210,000
Total		$83,051,060

The notes (the “Notes”) were issued pursuant to an Indenture dated as of May 14, 1998 (the “Indenture”), between PDVSA Finance, Ltd. and JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as trustee (the “Trustee”), as amended, and will be redeemed on April 11, 2006 (the “Redemption Date”).  Pursuant to the Indenture, the redemption price will be 100.00% of the principal amount of the Notes (the “Redemption Price”) and will be payable, together with accrued interest and unpaid interest on the principal amount being redeemed, if any, to the Redemption Date, plus the Make-Whole Premium calculated as of the Business Day prior to the Redemption Date, by either the Trustee or the Paying Agent as specified in the Indenture.

*	No representation is made as to the correctness or accuracy of the CUSIP number either as printed on the Notes or as contained in any notice of redemption or exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PDVSA FINANCE LTD.

Date: March 13, 2006	By:	/s/ Antonio Simancas Cardozo
Antonio Simancas Cardozo
Principal Director